UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated January 1, 2009, reporting of Amendment to Outstanding Options to Increase Staff Incentives and Motivation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 1, 2009	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	BUSINESS NEWS

Top Image Systems Approves Amendment to Outstanding Options to
Increase Staff Incentives and Motivation

Tel Aviv, Israel – January 1, 2009 –Top Image Systems, Ltd. (TIS) (NASDAQ: TISA, TASE: TISA), the leading innovator of intelligent document recognition, announced today that its Board of Directors approved the repricing of its outstanding stock options, as a means of rewarding and motivating its workforce, in order to align their goals with the long-term increase in shareholder value.

TIS is offering its option holders the opportunity to surrender their “underwater” vested options and be issued new options, each having an exercise price of $1.30 per share. TIS option holders currently hold a total of approximately 1.5 million options with an average exercise price of $3.17 a share. TIS expects to issue options to purchase up to 900,000 shares of TIS in replacement of the options that will be surrendered by the option holders. The reduction in the number of options to be issued is based on a formula that takes into account TIS share price as of January 1, 2009, which is the repricing grant date, the original option exercise price and the total number of the options held by each option holder. The total value of the options held by each option holder before and after the repricing will remain the same. Except for the exercise price and the number of TIS shares, each new option will have the same terms as the original option and will expire on the expiration date of the original option.

The repricing applies to the vested options of all employees and directors and the result will not affect TIS’s Profit and Loss Statement for 2009.

The application of the repricing with respect to TIS’s directors and officers is subject to shareholders’ approval.

TIS believes that these amendments provide an important mechanism in increasing the motivation and retention, as well as incentivizing TIS’s dedicated employees, which are critical to TIS’s growth strategy.

“TIS has a truly exceptional team of employees worldwide, all of which are dedicated to the development and delivery of market leading information capture and workflow solutions to our customers globally,” said Dr. Ido Schechter, CEO of TIS. “Just as we are reinvesting in our core business, it is equally as important that we continue to reinvest in our people – our greatest asset.”

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

“Safe harbor” statement under the Private Securities Litigation Reform Act of 1995:
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact
Adi Bar-Lev (adi@TopImageSystems.com)
Director of Public and Investor Relations
Top Image Systems Ltd.
Tel: +972 3 767 9114